Filed pursuant to Rule 433
Registration No. 333-266487

Exelon Corporation

Pricing Term Sheet

$650,000,000 5.150% Notes Due 2029

$650,000,000 5.450% Notes Due 2034

$400,000,000 5.600% Notes Due 2053

Issuer:	Exelon Corporation	Exelon Corporation	Exelon Corporation
Expected Ratings*:	Baa2 (Moody’s) / BBB (S&P)/ BBB (Fitch)	Baa2 (Moody’s) / BBB (S&P)/ BBB (Fitch)	Baa2 (Moody’s) / BBB (S&P)/ BBB (Fitch)
Security Type:	Notes	Notes	Notes
Trade Date:	February 22, 2024	February 22, 2024	February 22, 2024
Settlement Date**:	February 27, 2024 (T+3)	February 27, 2024 (T+3)	February 27, 2024 (T+3)
Principal Amount:	$650,000,000	$650,000,000	$400,000,000
Maturity Date:	March 15, 2029	March 15, 2034	March 15, 2053
Coupon:	5.150%	5.450%	5.600%
Interest Payment Dates:	Semi-annually on March 15 and September 15, commencing September 15, 2024	Semi-annually on March 15 and September 15, commencing September 15, 2024	Semi-annually on March 15 and September 15, commencing March 15, 2024
Benchmark Treasury:	4.00% due January 31, 2029	4.00% due February 15, 2034	4.75% due November 15, 2053
Benchmark Treasury Price and Yield:	98-18 1/4 / 4.324%	97-13+ / 4.321%	104-21 / 4.465%
Spread to Benchmark Treasury:	87.5 basis points	115 basis points	130 basis points
Re-Offer Yield:	5.199%	5.471%	5.765%
Offering Price[1]:	99.781% of Principal Amount	99.835% of Principal Amount	97.683% of Principal Amount

Qualified Reopening:	N/A	N/A	There is currently outstanding $650 million in aggregate principal amount of Notes of this series that were issued on February 16, 2023. The Notes offered hereby will be fungible with the previously issued Notes of this series, and the Notes offered hereby and such previously issued Notes, taken together, will be treated as a single series for all purposes.

Optional Redemption:	At any time prior to February 15, 2029 (one month prior to the maturity date) (the “Par Call Date”), at a make whole price equal to the greater of (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the bonds matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 15 basis points less (b) interest accrued to the date of redemption, and 100% of the principal amount of the bonds to be redeemed, plus, in each case, accrued and unpaid interest to the redemption date.	Any time prior to December 15, 2033 (three months prior to the maturity date) (the “Par Call Date”), at a make whole price equal to the greater of (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the bonds matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 20 basis points less (b) interest accrued to the date of redemption, and 100% of the principal amount of the bonds to be redeemed, plus, in each case, accrued and unpaid interest to the redemption date.	Any time prior to September 15, 2052 (six months prior to the maturity date) (the “Par Call Date”), at a make whole price equal to the greater of (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the bonds matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 30 basis points less (b) interest accrued to the date of redemption, and 100% of the principal amount of the bonds to be redeemed, plus, in each case, accrued and unpaid interest to the redemption date.

1 Without giving effect to accrued interest that must be paid by the purchasers of the 2053 notes from September 15, 2023 to, but excluding, the issuance date.

	At any time on or after the Par Call Date, at 100% of the principal amount, plus accrued and unpaid interest to the redemption date.	At any time on or after the Par Call Date, at 100% of the principal amount, plus accrued and unpaid interest to the redemption date.	At any time on or after the Par Call Date, at 100% of the principal amount, plus accrued and unpaid interest to the redemption date.

CUSIP/ISIN:	30161NBM2 / US30161NBM20	30161NBN0 / US30161NBN03	30161NBL4 / US30161NBL47

Joint Bookrunners:	Barclays Capital Inc.	Barclays Capital Inc.	Barclays Capital Inc.
	BofA Securities, Inc.	BofA Securities, Inc.	BofA Securities, Inc.
	Citigroup Global Markets Inc.	Citigroup Global Markets Inc.	Citigroup Global Markets Inc.
	J.P. Morgan Securities LLC	J.P. Morgan Securities LLC	J.P. Morgan Securities LLC
	Morgan Stanley & Co. LLC	Morgan Stanley & Co. LLC	Morgan Stanley & Co. LLC

Senior Co-Managers:	Huntington Securities, Inc.	Huntington Securities, Inc.	Huntington Securities, Inc.
	M&T Securities, Inc.	M&T Securities, Inc.	M&T Securities, Inc.
	Santander US Capital Markets LLC	Santander US Capital Markets LLC	Santander US Capital Markets LLC

Co-Managers:	CastleOak Securities, L.P.	CastleOak Securities, L.P.	CastleOak Securities, L.P.
	Drexel Hamilton, LLC	Drexel Hamilton, LLC	Drexel Hamilton, LLC
	Mischler Financial Group, Inc.	Mischler Financial Group, Inc.	Mischler Financial Group, Inc.
	Samuel A. Ramirez & Company, Inc.	Samuel A. Ramirez & Company, Inc.	Samuel A. Ramirez & Company, Inc.
	Siebert Williams Shank & Co., LLC	Siebert Williams Shank & Co., LLC	Siebert Williams Shank & Co., LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**We expect to deliver the bonds on or about February 27, 2024, which will be the third business day following the date of this term sheet (“T+3”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade bonds on the date of this term sheet will be required, by virtue of the fact that the bonds initially will settle in T+3, to specify an alternate settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at 1-888-603-5847, BofA Securities, Inc. toll-free at 1-800-294-1322, Citigroup Global Markets Inc. toll-free at 1-800-831-9146, J.P. Morgan Securities LLC collect at 1-212-834-4533 and Morgan Stanley & Co. LLC toll-free at 1-866-718-1649.